02012115

101 3746

3-6-02

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

MAR 07 2002

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________________________ February 12, 2002 – March 6, 2002

HURRICANE HYDROCARBONS LTD.
(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – February 28, 2002
2. News Releases –
   March 4, 2002 – Year 2002 Financial Results Conference Call
   March 6, 2002 – Financial Results for the Year 2001

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: March 6, 2002 **By:** __________________________
Ihor P. Wasylkiw, P.Eng./Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Toronto Stock Exchange

Company Name: Hurricane Hydrocarbons Ltd.
Stock Symbol: HHL.a
For Month Ending: February 28, 2002
Date Prepared: March 4, 2002
Contact Name: Ihor Wasylkiw
Phone Number: (403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					4,831,993
Options Granted:	**(Add)**				
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised:	**(Subtract)**				
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Options Cancelled:	**(Subtract)**				
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Subtotal					0
Closing Stock Option Plan Balance					4,831,993

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		5,026,050
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		5,026,050

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		80,841,867
Stock Options Exercised		
Share Purchase Plan		
Corresponding Convertible Securities Exercised		
Corresponding Convertible Securities Cancelled		(6,404)
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		80,835,463

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – March 4, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Year 2001 Financial Results Conference Call

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will be hosting a conference call to discuss its Year 2001 financial results that will be released after market close on Wednesday, March 6, 2002.

The conference call will be held on Thursday, March 7, 2002 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time). Those who wish to participate are invited to dial (416) 695-5801.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer, Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer, Christian Cleret, Senior Vice President Refining, Marketing and Trading and Mike Azancot, Senior Vice President Exploration and Production.

Those who are unable to participate by phone may either listen in to the call via a live webcast feed that can be accessed from Hurricane's website or that of Canada NewsWire's. A recording of the conference call may be listened to in its entirety by calling (416) 695-5800 and specifying the code 1100514. This recording will be available until March 14th. The archived webcast will be available until April 4th.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com and Canada NewsWire's website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

HURRICANE HYDROCARBONS LTD. **NEWS RELEASE**

FOR IMMEDIATE RELEASE – March 6, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Financial Results for the Year 2001

CALGARY, Alberta - Hurricane Hydrocarbons Ltd. ("Hurricane") announces record financial results for the year ended December 31, 2001. **All amounts are expressed in U.S. dollars unless otherwise indicated.**

YEAR 2001 HIGHLIGHTS:

- Net Income increased by 9% from $155 million to $169 million
- Net income per share was $2.12 (basic)
- Cash flow increased by 9% from $179 million to $195 million
- Cash flow per share was $2.44 (basic)
- Average yearly production increased by 20% from 84,090 to 100,877 barrels per day
- Reserves increased by 5% to 512 million barrels, replacing 168% of 2001 production
- Signed an Agreement to acquire an interest in the CPC export pipeline
- Acquired one new exploration license
- Completed the Company's first FOB crude oil sales
- Distributed a C$4.00 per share special dividend
- Listed and trading 12% senior notes on the TSE and Luxembourg Stock Exchanges

(in millions of US$ except per share amounts)	Year ended Dec 31		Three Months ended Dec 31	
	2001	2000	2001	2000
	$	$	$	$
Gross Revenue	603.0	523.2	128.2	134.4
Net income	169.3	154.9	23.0	46.3
Per share (basic)	2.12	2.19	0.29	0.58
Per share (diluted)	2.02	2.12*	0.27	0.55*
Cash flow	194.7	179.4	27.3	52.2
Per share (basic)	2.44	2.54	0.34	0.66
Per share (diluted)	2.33	2.45*	0.33	0.62*
Weight Average Shares Outstanding				
Basic	79,807,038	70,590,314	80,092,461	79,521,547
Diluted	83,649,160	73,129,154*	83,972,935	91,616,241*
Shares Outstanding at End of Period	80,103,784	79,808,673	80,103,784	79,808,673

* The diluted earnings per share and diluted number of shares outstanding have been restated from those originally released as a result of the Corporation adopting the new Canadian accounting standard with respect to the calculation of earnings per share.

UPSTREAM OPERATIONS REVIEW

Production

During the year 2001, Hurricane's production volumes totaled 36.8 million barrels or an average of 100,877 barrels per day ("bopd"). Average production for the year 2001 was up 20% over the production of 30.7 million barrels or 84,090 bopd in 2000. In the fourth quarter of 2001, Hurricane's production was 10.1 million barrels or 110,096 bopd, up (5,717 bopd) from the third quarter production of 9.6 million barrels or an average of 104,379 bopd, mainly due to Kumkol South well optimization. The year-end exit rate was 126,326 bopd.

Production increases were recorded in all fields during the year but predominantly from the Kazgermunai fields (8,600 bopd) as 2001 was the first full year of accounting for these assets. Other increases were from Kumkol North (2,500 bopd), additional development wells, Kumkol South, South Kumkol and East Kumkol (2,200 bopd), infill wells, production facility enhancement and the QAM fields (3,500 bopd)

Early oil production from Qyzylkiya was on average 3,998 bopd in the fourth quarter, 2,983 bopd for the year and will increase in the first half of 2002 to approximately 5,950 bopd as additional wells are brought on production.

Given the Company's current capital budget, field development and exploration program, it is anticipated that production for year 2002 will, on average, increase by 50% to 150,000 bopd, including the 50% share of production from the Kazgermunai Joint Venture. End-of-year 2002 production is projected to be 160,000 bopd.

Hurricane currently has 10 service rigs in operation throughout the producing fields that are contributing to the enhancement of daily production. These rigs are conducting artificial lift installations; recompletions to modify downhole equipment, water shut-off workovers and completing new wells.

Kumkol Fields Facilities

Existing production infrastructure and facilities optimization to increase production delivery was a key project in 2001. A free water knock out facility was commissioned during the second quarter that has reduced the load on the Kumkol Central Processing Facility ("CPF") by some 10,000 barrels of fluid per day. A new water injection plant was commissioned early November, thus enhancing the pressure support to the Kumkol reservoirs. Procurement and construction of new group processing stations designed to further maximize production is in progress and on schedule.

Utilization of Associated Gas

Hurricane gained full government approval for the installation of a 55 megawatt power plant at Kumkol to satisfy the requirements for suitable utilization of the associated produced gas. This $30 million project has been designed and equipment and services have been ordered to meet a planned start-up in the 4th quarter of 2002.

Exploration

Hurricane drilled an exploration well on the Karavanchi prospect, located between the Kumkol and Qyzylkiya fields. Although the well was dry, information gained will be crucial in the planning of the down-dip flank well, seen as a separate potential accumulation.

Having completed a rigorous and detailed basin study analysis of the 260D-1 license area, the first well in a 7 well program aimed at deeper stratigraphic prospects, was drilled in January 2002. North Nurali 1 encountered deeper sands in what is expected to be a productive stratigraphic horizon. Well testing operations are underway.

A second North Nurali well was spudded on February 23, 2002. It is located east of North Nurali 1. Drilling and testing of this second well is anticipated to be completed by the end of March 2002.

In addition a single well is planned in 2002 in the newly acquired exploration license to the North of Qyzylkiya.

Extensive 3D seismic data was acquired across Kumkol South, South Kumkol, East Kumkol and the QAM fields, not only to assist in optimum field development but to enhance the exploration data set in the area. The seismic is currently being interpreted

Appraisal and Developments

Three wells were drilled in East Kumkol. The government has granted separate field status as the reservoir is clearly in a different regime to the neighboring main Kumkol field. Development planning is ongoing for a simple group station facility for the 8 to 10 well development.

South Kumkol infill drilling was accomplished with 9 new wells. Water injection facilities will be installed in 2002.

Hurricane has progressed significantly with a phased development program of the QAM complex consisting of the Qyzylkiya, Aryskum and Maybulak fields. 3D seismic data obtained in 2000 over the entire license area of Maybulak and the northern portion of Qyzylkiya has confirmed the lateral continuity of the Jurassic sands in Maybulak and the extension of the Qyzylkiya pool.

Two license commitment wells drilled in Maybulak during the end of 2000 were cored, completed and tested providing additional reservoir quality data for inclusion into an updated geologic and reservoir simulation model. Two additional appraisal wells were drilled and completed in 2001. A gravel road and temporary camp facility were completed improving oil trucking operations and logistics.

The Qyzylkiya pilot production facilities and basic infrastructure were completed providing at year-end 5,500 bopd of trucked production into the Hurricane operated CPF. An aggressive appraisal-drilling program of 6 wells was completed and the wells were tied in to the pilot production facility. 3D seismic was acquired over the southern portion of Qyzylkiya providing new leads and greater understanding of the structure. A revised and updated geologic model is in progress with the results of a new simulation study planned for early 2nd quarter 2002.

The Republic of Kazakhstan Central Development Commission approved the Aryskum Full Field Development Project. This represented the achievement of a key milestone. Three appraisal wells were drilled, completed and tested. 3D seismic data was obtained over the entire field, confirming the complexity of the structure. A revised geologic and simulation study is underway for the Aryskum field, scheduled for completion in the second quarter of 2002.

All government approvals have been obtained which enables the construction of a 177 kilometer, 16-inch oil pipeline to be built from the Kumkol CPF west via the new QAM fields and then South West to an intersection point of the rail line at Dzhusaly. This facility complete with pumping stations and a rail loading system will be capable of transporting initially 140,000 bopd.

Development of the Turgai Petroleum Operated Joint Venture, Kumkol North field progressed in 2001 with the drilling of 21 producers and 6 water injectors. A free water knock-out facility is under construction which will alleviate the load on the Kumkol CPF which handles all Kumkol North production.

The Kazgermunai joint venture partners have reached an agreement for full development of the Akshabulak field. The drilling of some 60 more wells, the installation of an additional pipeline to Kumkol and a significant production facilities expansion program will quadruple production over the next 2 years.

To summarize the drilling achievements for the year 2001; Hurricane drilled 26 wells in 2001,13 in QAM, 9 in South Kumkol, 3 in East Kumkol and 1 Karavanchi exploration well.

Considering the 27 wells in Kumkol North and 1 well in Akshabulak, Hurricane participated in a total of 54 wells in 2001 versus the 53 projected.

In 2002, Hurricane plans to drill directly or through its Joint Ventures up to 127 wells, 2 at South Kumkol, 47 at North Kumkol, 19 at Akshabulak, 1 each in the KGM Nurali and Aksai fields, 8 at East Kumkol, 42 within the QAM field development and 7 exploration wells.

Reserve Report

A reserve report prepared by the independent company, McDaniel & Associates Consultants Ltd. effective January 1, 2002 shows a 5% increase in proven plus probable reserves, after accounting for 2001 production. Total proved reserves have increased by 32.7 million barrels from 315.4 to 348.1 million barrels. Current proved plus probable reserves are estimated at 512 versus 487 million barrels as of January 1, 2001. These represent a 188% and 168% replacement of year 2001 production for the proved and proved plus probable categories respectively.

It should be noted that the interim reserve assessment of May 2001 that estimated proven plus probable reserves of 523 million barrels did not account for interim production.

The reserves replacement cost, considering the expenditure of $100 million in year 2001, were $1.44 per barrel and $1.62 per barrel for the proved and proved plus probable categories respectively. Reserve life indices are 9.5 years and 13.9 years for the proved and proved plus probable cases.

DOWNSTREAM MARKETING, TRADING AND REFINING

Crude Trading and Transportation

Transportation of crude oil to the export market remains the company's largest single operating cost. One of Hurricane's most important priorities in 2001 has been to improve its transportation logistics in order to maximize the company's netback from crude oil exports. A number of actions have been implemented:

- Signed a Sale and Purchase Agreement with BP to acquire an interest in the Caspian Pipeline Consortium giving Hurricane logistical savings of at least $100 million a year once fully operational (see next section).
- Opened new routes to:
    - Turkmenbashi – Batumi
    - Atyrau – Samara
    - Odessa FOB
- Optimized the use of existing routes (e.g. Aktau - Batumi)
- Created a railcar fleet under Hurricane's control.

During the fourth quarter of 2001, the average differential between Brent and export netbacks at Shymkent was $11.85 per barrel versus $11.93 per barrel and $11.95 per barrel and $12.50 per barrel in the third, second and first quarters of 2001, respectively. For the year 2001, the average differential was $12.06 per barrel. Transportation cost reductions will be realized in 2002 as CPC pipeline movements begin and other export routes are utilized.

Regarding trading activity, the objective of selling directly to the end users has been achieved in October 2001 when our first FOB sale on the Black Sea (Batumi) took place. FOB sales have been developed ever since and represent now more than 30% of our crude trading activity. Thanks to them, we can track the crude and maritime transportation markets, and take advantage of any improvement thereof.

The main objectives for 2002 are the following:

- Take maximum advantage of our new operations with CPC (2nd quarter 2002).
- Further development of our FOB sales, in particular to end-users on the Mediterranean market.
- Improve our logistical infrastructure further (QAM pipeline, railcars, loading facilities).
- Developing joint marketing systems with the other producers of the Turgai basin, and exploit all the corresponding logistical and commercial synergies.

Acquisition of an Interest in the CPC Pipeline

On October 26, 2001 Hurricane signed a Sale and Purchase Agreement with Amoco Production Company, a subsidiary of BP plc to acquire an interest in the Caspian Pipeline Consortium ("CPC") pipeline. For a cash consideration of $80 million, Hurricane will become a 49.9% joint venture partner of Kazakhoil, with equal management rights, in Kazakhstan Pipelines Ventures LLC ("KPV") which owns a 1.75% interest in the CPC pipeline. Hurricane has also agreed to assume a $20 million obligation with respect to potential future liabilities undertaken by the previous owner. Hurricane would also be entitled to the repayment of KPV loans to CPC of approximately $90 million.

This acquisition will give Hurricane preferential rights of access to the CPC Pipeline for the transportation of at least 64,000 bopd of oil at the CPC shareholders' tariff.

Crude value optimization

Depending on the market environment and international crude oil prices, the best crude oil netback can be obtained either by exporting crude oil or by processing the crude oil at the refinery for product sale in the domestic market or trading. Hurricane is a vertically integrated oil company in Kazakhstan. Therefore, the planning and scheduling of the refinery is now integrated as a component of the company's corporate value chain system, aimed at maximizing the value for Hurricane's crude oil production and all of the downstream activities.

During the 2nd half of 2001, the refinery and the product market provided net backs consistently higher than the crude export solutions that were available, which confirms the "cushion" role provided by downstream operations to Hurricane. (See Net back Analysis of Management's Discussion and Analysis – "MD&A").

Refinery

The Shymkent refinery is one of Kazakhstan's three oil refineries. It is the newest, having been built in 1985, and is located next to the city of Shymkent in south central Kazakhstan. The refinery is strategically located to serve approximately one third of Kazakhstan's population that live in the southern part of the country.

The refinery is mainly a hydroskimming plant and has a refining capacity of 140,000 bopd, using Kumkol crude, which constitutes 33% of Kazakhstan's installed refining capacity in primary distillation. It is configured to supply the current regional market, producing mainly gasoline, diesel, heating oil. Other products produced by the refinery include kerosene, jet fuel and LPG.

During 2001, the Shymkent refinery processed 26.3 million barrels or approximately 72,000 bopd, including 5.4 million barrels that were custom-refined for third parties.

With several investments related to replacing older equipment, and improvements in maintenance and inspection practices, the refinery's reliability increased measurably throughout the year. Operations were very stable and all product qualities and demand volumes were on target.

Several investments with high profitability and short pay back were also developed and implemented. Process operations, after modifications to the kerosene dewaxing unit, and new trays in the main crude fractionator, are indicating an improved margin by at least $10 million annually. This is chiefly as a result of a reduction of mazut (heavy fuel oil) production by about 4%, and a corresponding increase of clean product yields. Energy reduction steps and yield improvement programs already implemented are expected to add another $2 million.

With assistance from the international refining consultants KBC the Company is implementing a wide range of low cost changes as part of the Profit Improvement Program that so far have nearly eliminated flaring and improved heater performance and fuels utilization significantly. Many more changes are being implemented for further energy improvement and for light product yield increase, which should result in an overall profitability improvement of at least 45 cents per barrel at end 2002 as compared to beginning 2000.

Initiatives in the safety and environmental area were undertaken to reduce emissions, increase the available firewater volumes from new water wells, and develop various safety-related improvements based on insurance audit recommendations.

A successful maintenance refinery turnaround was completed in November with all mandatory equipment re-inspected and certified for continued operation by regulatory bodies. During the shutdown most of the investment projects were installed.

In 2002 the refinery will continue to identify and implement low cost profit improvement items. Management skills development training is planned following in-house seminars held in 2001 aimed at increasing staff understanding of the global environment and industry best practices. Continuous improvement through replacements and reviews of procedures and practices will ensure good equipment reliability and efficient operations.

In addition a cost reduction operation is underway, chiefly consisting of divesting some activities, which are not part of the refinery's core business.

International Trading and Domestic Sales of Refined Products

In accordance with the objectives stated end 2000, the company developed a position of market leader in order to take advantage of the relative stability of the Kazakhstan market. Prices in Kazakhstan are largely disconnected from the international markets, and a proactive stance on pricing enabled Hurricane to secure satisfactory netbacks facing the decline of international crude price. The domestic sales organization was refocused, a competition database and pricing tools developed.

The sales volumes increased quite significantly with a permanent concern to maximize the financial contribution to Hurricane (Margin management). Hurricane's market share in Kazakhstan is now more than 40%, and very often more than 60% in the regions where we operate.

The retail service station network development planned in 2000 was postponed for a while, due to more urgent priorities, but the Company still believes that it will be increasingly necessary to become more involved in the retail product markets in Kazakhstan. A commercial brand image development program will be an integral part of this program.

Regarding international trading of products, new markets were found and explored: mazut sold FOB export on the Mediterranean market and we exported jet kerosene, diesel and gasoline to Kyrgyzstan.

The objectives of Marketing for 2002 are the following:

- Increase control of our domestic logistics through securing dedicated railcars.
- Kerosene market: the new technical possibilities of the refinery following last turnaround will enable us to take advantage of the development of the regional market demand.
- Mazut strategy: the objective is to reduce our dependence vis-à-vis the heavy fuel market. A possibility consists in exploiting potential technical synergies with some regional refiners, or developing a new market for VGO (Vacuum Gas Oil), which can be obtained at the Shymkent refinery by starting up the Vacuum distillation installations.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion covers the fiscal year 2001 and 2000.

Within the discussion noted below the term "Upstream" has been used in reference to the exploration for and production of oil and gas from the Corporation's licenses in the South Turgai Basin, Kazakhstan. The term "Downstream" is used in reference to the operations of the Company's refinery located in Shymkent, Kazakhstan (OJSC Shymkentnefteorgsyntez - "ShNOS") and marketing activities relating to Upstream and the refinery.

For the year ended December 31, 2001, the Corporation generated $169.3 million of net income and $194.7 million of cash flow. This represents basic net income per share of $2.12 and basic cash flow per share of $2.44 for 2001. The comparable figures for 2000 were net income of $154.9 million or $2.19 basic net income per share and $179.4 million of cash flow or $2.54 basic cash flow per share.

Revenue, Production and Sales

Upstream

Upstream production averaged 100,877 bopd for 2001 and 84,090 bopd for 2000. The tables below set out total production and sales from our Upstream operations.

Production

	2001 (MMbbls)	2000 (MMbbls)
Opening inventory of crude oil	0.39	0.04
Production	36.82	30.69
Crude oil purchased from third parties	-	0.08
Sales or transfers	(36.47)	(30.38)
Pipeline losses	(0.04)	(0.04)
Closing inventory of crude oil	0.70	0.39

Sales of Crude Oil

	2001 (MMbbls)	2001 (%)	2000 (MMbbls)	2000 (%)
Crude oil exports	18.15	49.8%	1.08	3.6%
Crude oil transferred to downstream	10.83	29.7%	6.83	22.5%
Crude oil transferred to downstream and subsequently exported	0.15	0.4%	9.58	31.5%
Crude oil transferred to downstream by joint ventures (50%)	4.83	13.2%	1.80	5.9%
Crude oil sold to ShNOS in Quarter 1, 2000	-	-	6.29	20.7%
Royalty payments	1.69	4.7%	1.32	4.3%
Crude oil domestic sales	0.82	2.2%	3.48	11.5%
Total crude oil sales or transfers	36.47	100%	30.38	100%

Total consolidated revenue from crude oil sales amounted to $253.0 million in 2001 and $301.2 million in 2000.

In both 2001 and 2000, the majority of crude oil export sales were sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent Refinery. The price achieved for these sales are shown net of a differential to the prevailing Brent at the time of the sale. The differential reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA".

In addition, in 2001 the Corporation achieved its first direct sale to a Black Sea port. Under these types of sale, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price less a differential to the Black Sea Port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea Port. Within the tables noted below, these sales are shown as "Crude sales sold FOB".

Kazgermunai had a swap arrangement in place for the majority of the year. The Kazgermunai sales are best characterized as FOB sales.

As the Corporation migrates to FOB sales in 2002, crude oil revenue will increase significantly, even in the event that prices and volumes remain consistent with 2001.

Total revenue can be analyzed as follows:

2001 Crude Oil Revenue

	Quantity sold (MMbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	15.58	11.34	176,720
Crude sales sold FOB	0.39	17.72	6,910
Kazgermunai export sales	2.33	18.16	42,307
Royalty payments	1.69	11.38	19,232
Crude oil domestic sales	0.82	9.53	7,812
Total	20.81	12.16	252,981

2000 Crude Oil Revenue

	Quantity sold (MMbbls)	Net Realized Price ($ per bbl)	Revenue ($000's)
Crude sales sold FCA	10.66	19.52	208,078
Royalty payments	1.32	8.60	11,358
Crude oil domestic sales	9.77	8.37	81,780
Total	21.75	13.85	301,216

The average FCA differentials for exports from Shymkent, to Brent crude oil price, per quarter for Hurricane Kumkol Munai OJSC ("HKM") sales only, are set out below.

	2001 ($/bbl)	2000 ($/bbl)
Quarter to March 31	12.50	9.88
Quarter to June 30	11.95	9.39
Quarter to September 30	11.93	9.99
Quarter to December 31	11.85	12.60
Average for the year	12.06	10.41

The increase in FCA differentials primarily results from increases in transportation tariffs.

Downstream

The Corporation acquired the Shymkent refinery on March 31, 2000. The comparative numbers in the tables for 2000 include only the nine months from the date of acquisition.

The refinery at Shymkent has a total design operating capacity of 6.6 million tonnes (approximately 51.1 million barrels) per year. However, due to the size of the available market for refined products in Kazakhstan, the refinery operated at 51.5% capacity or 3,397,497 tonnes (approximately 26.3 million barrels including tolling volumes) in 2001.

The crude oil feedstock for the refinery is primarily acquired from Upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

Purchase and acquisition of feedstock

	2001 (MMbbls)	2000 (MMbbls)
Acquired from HKM	10.98	16.41
Purchased from joint ventures (100%)	9.66	3.61
Purchased from third parties	0.59	1.05
Total feedstock acquired	21.23	21.07

Inventory levels of feedstock

	2001 (MMbbls)	2000 (MMbbls)
Opening inventory of crude oil feedstock	0.08	0.19
Purchase and acquisition of feedstock	21.23	21.07
Recoverable feedstock from traps	0.04	0.05
Feedstock sold for export	(0.15)	(9.58)
Feedstock sold domestically	-	(0.05)
Feedstock refined into product	(20.86)	(11.60)
Closing inventory of feedstock	0.34	0.08

In addition to acquiring feedstock to refine into products, the Refinery from time to time acquires refined product for resale. The table below sets out the movement in inventory of refined product.

	2001 (MM tonnes)	2000 (MM tonnes)
Opening inventory of refined product	0.13	0.11
Refined product from feedstock	2.55	1.46
Refined product acquired	0.09	0.15
Refined product sold	(2.55)	(1.54)
Refined product internal use and yield losses	(0.02)	(0.05)
Closing inventory of refined product	0.20	0.13

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for 2001 was $329.0 million and for the 9 months of 2000 the revenue was $203.7 million.

The table below sets out product sold for 2001 and 2000, the average price achieved and the total refined products revenue.

Refined Product Revenue – 2001

Product Produced	Amount Sold (Tonnes)	Average Price ($/tonne)	Revenue ($000's)
Gasoline	548,503	207.54	113,838
Diesel	710,029	178.30	126,600
Heavy fuel oil (Mazut)	1,045,682	50.00	52,284
LPG	107,079	92.71	9,927
Jet fuel	57,829	231.84	13,407
Total self refined	2,469,122	128.00	316,056
Resale of purchased refined products	83,695	154.15	12,902
Total refined product sales	2,552,817	128.86	328,958

Refined Product Revenue – 2000

Product Produced	Amount Sold (Tonnes)	Average Price ($/tonne)	Revenue ($000's)
Gasoline	315,327	215.31	67,893
Diesel	433,222	185.30	80,274
Heavy fuel oil (Mazut)	566,948	49.79	28,230
LPG	63,478	70.56	4,479
Jet fuel and kerosene	16,637	226.30	3,765
Total self refined product sales	1,395,612	132.3	184,641
Resale of purchased refined products	148,752	128.31	19,087
Total refined product sales	1,544,364	131.92	203,728

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the refinery also refined crude on behalf of third parties for which it derives a fee. Total processing fees earned in 2001 amounted to $11.0 million. The comparable number for 2000 was $11.9 million.

The table below sets out the total quantity of oil processed into product and the average fee charged.

	Toller's volumes processed (Tonnes)*	Processing fee ($/tonne)	Processing fees earned ($000's)
2001	694,924	15.84	11,008
2000	711,368	16.71	11,884

*2001 processed crude is approximately 5.4 MMbbls (2000 – 5.5 MMbbls)

Production Expenses

Production expenses relate to the cost of producing crude oil in the upstream operations and they were $43.0 million in 2001 and $35.3 million in 2000. Based on the number of barrels of oil produced, these costs were $1.17 per barrel for 2001 and $1.15 per barrel for 2000.

The absolute increase in cost between 2001 and 2002 resulted from the increase in production volumes of 6 million barrels and the inclusion of the Kazgermunai joint venture for the entire year.

Royalties

Royalties are levied at differing rates for each of the Corporation's oil fields. The rates also change throughout the year depending on the levels of production achieved by each field. The table below sets out the parameters for each field. These were the same in 2001 and 2000.

Field	Range of royalty rates	Annual production at which maximum royalty rate is charged	Effective average royalty rate for 2001	Effective average royalty rate for 2000
Kumkol South	3-15%	11.62 mm bbls	9.56%	11.29%
Kumkol North	9%	Flat	9%	9%
South Kumkol	10%	Flat	10%	10%
Qyzylkia	1.5 – 2.5%	24.8 mm bbls*	1.5%	1.5%
Aryskum	1.5 – 2.5%	52.7 mm bbls*	1.5%	-
Maibulak	3-6%	3.9 mm bbls	3%	-
Kazgermunai Fields	3-15%	11.62 mm bbls	4.44%	-

*Royalty rate is based upon cumulative life of field production.

The total royalty expense for 2001 was $35.5 million, which represented an effective overall percentage of 9.24%. For 2000 royalty expense was $33.7 million and the overall percentage was 9.95%.

Royalty is collected quarterly with the exception of Turgai, where royalties are paid monthly, and can either be paid in cash or in kind. The choice of collection method rests with the Government of Kazakhstan and can vary from quarter to quarter. Where royalty is paid in cash the crude oil to which the relevant royalty percentage is applied is valued at the wellhead. Where royalty is taken in kind, the Government pays all related costs of transporting the crude from the central processing facility, located at Kumkol South.

The table below indicates the royalty paid in kind and cash by quarter in 2001 and 2000 ($000's).

Quarter ending	2001 Royalty in Kind	2001 Cash Royalty	2001 Total Royalty	2000 Royalty in Kind	2000 Cash Royalty	2000 Total Royalty
March 31	-	5,589	5,589	-	5,694	5,694
June 30	6,680	2,634	9,314	785	4,912	5,697
September 30	11,103	1,493	12,596	5,563	1,401	6,964
December 31	7,526	479	8,005	9,548	5,806	15,354
Total Royalty	25,309	10,195	35,504	15,896	17,813	33,709

In addition the Corporation incurred production bonuses, which are based on cumulative production levels, of $0.4 million for South Kumkol (2000 - $0.3 million) and $0.5 million for North Kumkol (2000 - nil) and $2.8 million for Kumkol South (2000- $3.6 million).

Transportation costs

Transportation costs are made up of the costs of shipping crude oil from the central processing facility located at Kumkol South Field (the "CPF") to the Shymkent Refinery, the costs of trucking crude oil from the QAM Fields to the CPF, the pipeline costs from the CPF to Shymkent and railway transportation from the Shymkent Refinery to the destination ports under FOB sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. In 2001, the tariff charged in respect of crude oil destined for export was $1.41 per barrel (2000 - $1 per barrel), whereas the tariff related to crude oil processed in the Refinery was $0.84 per barrel (2000 - $0.81 per barrel).

The table below sets out the constituent components of transportation costs.

	2001 ($000's)	2000 ($000's)
Pipeline costs	33,396	25,152
Kazgermunai transportation costs	8,829	-
Railway transportation	6,255	-
Other related transportation costs	1,757	-
Total	50,237	25,152

The absolute increase in costs results from the increase in production between 2001 and 2000, the inclusion of Kazgermunai for the whole year versus one month in 2000 and the Corporation's first FOB sale to the Black Sea. As the Corporation migrates to more FOB sales in 2002, transportation costs will increase significantly, even in the event that prices and volumes remain consistent with 2001.

Refining costs

Refining costs represent the direct costs related to processing all crude oil including toller's volumes (26.3 million barrels). The total refining costs in 2001 were $20.6 million or $0.78 per barrel of crude oil processed. For 2000 the costs were $12.6 million and $0.75 per barrel respectively.

The absolute increase in refining costs resulted from a full year's activity being included in 2001 and increased processing in 2001.

The increase on a per barrel basis was brought about by increased heat and energy costs during 2001 as the contract with the local power station was changed such that full market rates were paid for power, as opposed to the reduced rates in 2000. Correspondingly, ShNOS charged market prices for its fuel oil sales to the power plant.

Crude Oil and refined product purchases

Crude oil and refined product purchases represent the cost of purchasing crude oil for the refinery from third parties, as well as refined product for resale. The increase in cost from $48.1 million in 2000 to $78.8 million in 2001 resulted mainly from the increased volumes of crude purchased from third parties in 2001 (700,088 tonnes versus 368,823 tonnes in 2000) at the average crude purchase price in 2001 of $12.17 per barrel. This increase was partly offset due to lower prices for both crude oil and refined products in 2001 and the lower volume of refined products purchased for resale.

Selling expenses

Selling expenses are comprised of the costs of operating the seven distribution centres of ShNOS that sell refined products, and certain costs associated with the sale and export of crude oil. Downstream selling expense of $13.7 million ($7.7 million in 2000) increased due to the inclusion of a full year of Downstream operations, increased sales volumes and a one-time charge of $1.2 million for the storage of fuel oil. Upstream selling costs of $5.6 million (2000 Nil) are mainly export costs associated with the Kazgermunai joint venture.

General and Administrative

Total general and administrative costs were $55.2 million in 2001 and $44.6 million in 2000. The table below analyses these between Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.

2001

	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	31,703	0.86
Downstream	17,906	0.68
Corporate	5,595	
Total	55,204	

2000

	General and Administrative ($000's)	Per barrel of oil produced or processed* ($/bbl)
Upstream	25,497	0.83
Downstream	14,200	0.83
Corporate	4,868	
Total	44,565	

* Including toller's Volumes

The absolute increase in general and administrative costs relates to the inclusion of ShNOS for the entire year versus nine months in 2000 and the consolidation of our Kazgermunai joint venture for an entire year versus one month in 2000.

Net back Analysis

Set out below are the details of the average net back achieved in 2001 for export sales, sales derived from the refining of the Corporation's own crude:

	Crude Oil Exports ($/bbl)	Own Crude Oil Refined and sold ($/bbl)
Net sales price achieved	12.34	16.53
Transportation expense	(1.87)	(0.84)
Production and Refining costs	(1.17)	(1.95)
Royalty	(0.96)	(0.96)
Selling Costs	(0.15)	(0.86)
General and Administrative costs	(0.86)	(1.54)
Tax expense	(1.34)	(1.96)
Net Back	5.99	8.42

Depreciation and Depletion

Depreciation and depletion have increased by $19.6 million in 2001. The full year consolidation of ShNOS and Kazgermunai and the increase in Upstream production and capital expenditures led to this increase. Consolidation of Kazgermunai accounts for $12.3 million, ShNOS for $2.8 million and the increase in Upstream production and capital expenditures for $4.5 million.

2001

	Depletion and Depreciation ($000's)	Depletion and Depreciation per barrel of oil produced or processed ($/bbl*)
Upstream	24,116	0.65
Downstream	9,764	0.37
Corporate	374	
Total	34,254	

*Includes toller's volumes

2000

	Depletion and Depreciation ($000's)	Depletion and Depreciation per barrel of oil produced or processed ($/bbl*)
Upstream	7,707	0.25
Downstream	6,973	0.41
Corporate	-	
Total	14,680	

*Includes toller's volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, the Corporation performs a quarterly ceiling test. The ceiling test for the year ended December 31, 2001 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

Taxation

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profit taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30% with the exception of South Kumkol, which is taxed at a rate of 20%. Excess profit taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 20% to 30% based on the cumulative internal rate of return. With respect to Kumkol North (Turgai Petroleum), the Corporation is subject to excess profit tax at rates that vary from 20% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields. In 2002, the determination of excess profit taxes will be dependent upon crude oil prices and the level of capital expenditures.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne and the Maybulak field at a rate of 2 euros per tonne and from sales of gasoline at a rate of $30 per tonne and for diesel at a rate of $3.60 per tonne for wholesale.

Within the license agreements for the Corporation's Upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The total income tax charges for each of the years ended December 31, 2001 and 2000 are set out below.

	2001 ($000's)	2000 ($000's)
Upstream	49,515	55,576
Downstream	16,294	40,371
Corporate	2,585	3,710
Total	68,394	99,657

The corporate tax expense in 2001 is comprised of 5% withholding taxes on the dividend of $50.0 million paid by Turgai to the Corporation. In 2000 there was a charge of $3.0 million for a tax audit of Hurricane Overseas Services for previous years, and current taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

Capital Expenditures

The table below provides a breakdown of capital expenditures in 2001 and 2000.

	2001 ($000's)	2000 ($000's)
Upstream		
- Development wells	10,650	3,045
- Facilities and equipment	79,330	7,287
- Exploration	10,279	4,529
Downstream		-
- Refinery HS&E	796	233
- Refinery sustaining	5,046	3,244
- Refinery return projects	3,013	2,362
-Marketing & other	477	927
Corporate	616	-
Total capital expenditures	110,207	21,627

In 2002, Capital expenditures will be incurred on:

- Continued development of the Kumkol South and South Kumkol fields
- Construction of the QAM pipeline
- Development of the QAM Fields
- Exploration, including the drilling of deep wells in license 260D
- Further development of the fields within our joint ventures
- HS&E projects for the refinery
- Projects designed to increase the efficiency of the refinery
- Completion of the gas utilization project.
- CPC pipeline
- Further development of Turgai Petroleum and Kazgermunai oil fields

Managing Liquidity and Capital Resources

The levels of cash, current assets and current liabilities at the balance sheet dates for the last two financial years are set out below.

As at December 31	2001 ($000's)	2000 ($000's)
Cash and cash equivalents	64,812	59,298
Total current assets (excluding cash)	105,318	71,292
Total current liabilities	108,737	96,782

Cash is managed centrally through the Treasury department in Kazakhstan. Surplus funds are placed on deposit in Canada. Funds held within Kazakhstan are used to meet operational and immediate capital expenditure needs.

In 2001, Turgai declared and paid a dividend of $50 million to the Corporation. Turgai is not expected to pay a dividend in 2002, as its cash flow will be fully utilized in developing the North Kumkol field and related infrastructure.

With the acquisition of an interest in the CPC pipeline and our planned transition to FOB sales, the Corporation will be required to increase its working capital in 2002 in the form of additional crude oil inventory. The Corporation must provide its share of the line fill for the CPC pipeline and crude oil in transit will also increase current assets.

During the first half of 2001, ShNOS issued $13.2 million of bonds registered with the National Securities Commission of the Republic of Kazakhstan (the "ShNOS bonds"). Please refer to note 12 of the financial statements.

During 2001, working capital facilities were established with three banks in Kazakhstan totalling $52.5 million. As at December 31, 2001 the Corporation had drawn $42.6 million under these facilities.

The Corporation declared a special dividend of Canadian $4.00 per share, as of August 3, 2001 for a total of $208,610,000. This special dividend was made through the issuance of 12% Notes. These notes did not raise additional funds for the Corporation. The Corporation paid a cash dividend for fractional interests (entitlements of less than $10,000) and for withholding taxes due. The Corporation retained a corresponding amount of the 12% notes ($31.8 million). As of December 31, the Corporation had sold $15 million of the notes originally retained and plans to place substantially all of the Notes. Please refer to note 12 of the financial statements for more information regarding the Notes.

The Corporation repaid the U.S. and Canadian note holders in full ($24 million) during the first half of 2001, please refer to note 11 of the financial statements.

The Kazgermunai non-recourse debt was repaid in part (the Corporations 50% share repaid was $26.7 million of debt and accrued interest) during 2001. The Corporation does not expect significant repayments in 2002 as Kazgermunai intends to fully utilize cash flow to fund expansion plans.

On December 18, 2001 the Corporation and one of its operating subsidiaries entered into a secured, Term Facility Agreement for $60 million. The facility will be repaid in fifteen equal monthly instalments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at December 31, 2001 the Corporation had drawn $20 million under this facility.

The Corporation is currently reviewing its plans for a general refinancing of the Group. This is scheduled for completion during the first half of 2002. The planned capital expenditures for 2002 will be funded from existing resources and credit facilities together with additional funds obtained as a result of the re-financing program.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

-30-

For further information please contact:

Nicholas H. Gay Senior Vice President Finance and CFO 44 (1753) 410-020	**Ihor P. Wasylkiw** Vice President Investor Relations (403) 221-8658

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Years ended	
	December 31, 2001	December 31, 2000	December 31, 1999
REVENUE			
Crude oil	252,981	301,216	**153,047**
Refined products	328,958	203,728	-
Processing fees	11,008	11,884	-
Interest and other income	10,109	6,373	2,196
	603,056	523,201	155,243
EXPENSES			
Production	43,040	35,302	34,443
Royalties	35,504	33,709	16,652
Transportation	50,237	25,152	17,016
Refining	20,562	12,583	2,197
Crude oil and refined product purchases	78,788	48,100	-
Selling	19,277	7,728	-
General and administrative	55,204	44,565	35,039
Interest and financing costs	19,530	18,708	23,874
Depletion and depreciation	34,254	14,680	4,991
Foreign exchange loss (gain)	1,453	(2,266)	7,647
	357,849	238,261	141,859
INCOME BEFORE UNUSUAL ITEMS	245,207	284,940	13,384
UNUSUAL ITEMS			
Defense costs related to potential takeover	5,546	-	-
Gain recognized on sale of assets	-	-	(12,800)
Waiver fees and debt restructuring costs	-	20,373	-
INCOME BEFORE INCOME TAXES	239,661	264,567	26,184
INCOME TAXES			
Current provision	79,679	100,708	17,671
Future income tax	(11,285)	(1,051)	-
	68,394	99,657	17,671
NET INCOME BEFORE MINORITY INTEREST	171,267	164,910	8,513
MINORITY INTEREST	1,927	9,980	-
NET INCOME	169,340	154,930	8,513
DEFICIT, BEGINNING OF YEAR	(18,887)	(192,827)	(201,286)
Common share dividends	(209,168)	-	-
Premium on redemption of series 5 warrants	(7,626)		
Future income tax restatement	-	19,061	-
Preferred share dividends	(25)	(51)	(54)
DEFICIT, END OF YEAR	(66,366)	(18,887)	(192,827)
BASIC NET INCOME PER SHARE	2.12	2.19	0.19
DILUTED NET INCOME PER SHARE	2.02	2.12	0.19

HURRICANE HYDROCARBONS LTD.

HURRICANE HYDROCARBONS LTD.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT		
Cash and cash equivalents	64,812	59,298
Accounts receivable	52,287	35,714
Inventory	29,946	20,808
Prepaid expenses	17,319	10,230
Current portion of future income tax assets	5,766	4,540
	170,130	130,590
Long term investments	40,000	-
Future income tax assets	29,444	19,470
Capital assets	332,896	264,466
TOTAL ASSETS	572,470	414,526
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	48,758	59,802
Short term debt	52,557	1,000
Prepayments for crude oil and refined products	7,422	11,974
Debt and accrued interest	-	24,006
	108,737	96,782
Long term debt	277,767	82,048
Provision for future site restoration costs	3,148	1,750
Future income tax liability	24,988	25,075
	414,640	205,655
Minority interest	25,599	23,724
Preferred shares of subsidiary	91	104
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Share capital	198,506	203,930
Deficit	(66,366)	(18,887)
	132,140	185,043
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	572,470	414,526

HURRICANE
HYDROCARBONS LTD.
HURRICANE HYDROCARBONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	December 31, 2001	Years ended December 31, 2000	December 31, 1999
CASH PROVIDED BY (USED IN):			
OPERATING ACTIVITIES			
Net income	169,340	154,930	8,513
Items not affecting cash:			
Depletion and depreciation	34,254	14,680	2,891
Ceiling test write-down	-	-	2,100
Other non-cash charges	418	907	3,463
Minority interest	1,927	9,980	-
Future income tax	(11,285)	(1,051)	-
Cash flow	194,654	179,446	16,967
Changes in non-cash working capital items	(48,396)	31,532	28,472
Cash flow from operating activities	146,258	210,978	45,439
FINANCING ACTIVITIES			
Short term debt	51,557	1,000	-
Common share dividends	(31,830)		
Redemption of series 5 warrants	(9,425)	-	-
Redemption of series 5 corresponding convertible securities	(3,878)		
Long term debt	(5,083)	(173,860)	(907)
Change in long term receivables	-	1,393	-
Proceeds from issue of share capital, net of share issuance costs	685	26,743	-
Preferred share dividends	(25)	(51)	(54)
Funds provided by (used in) financing	2,001	(144,775)	(961)
INVESTING ACTIVITIES			
Capital additions	(102,732)	(16,977)	(15,196)
Long term investment	(40,000)	-	-
Acquisition of ShNOS, net of cash acquired	-	(37,229)	-
Cash acquired on proportionate consolidation of Kazgermunai	-	16,638	-
Purchase of preferred shares of subsidiary	(13)	(85)	-
Funds used for investing	(142,745)	(37,653)	(15,196)
INCREASE IN CASH	5,514	28,550	29,282
CASH AND CASH EQUIVALENTS POSITION, BEGINNING OF YEAR	59,298	30,748	1,466
CASH AND CASH EQUIVALENTS POSITION, END OF YEAR	64,812	59,298	30,748